                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                            (Amendment No.    4  )*
                                           ------



                     RESOURCE RECYCLING TECHNOLOGIES, INC.
   -------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $1.00 par value
   -------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  760930-10-7
                 ---------------------------------------------
                                (CUSIP Number)

                                Andrew T. Dwyer
                               532 Cantitoe Road
                            Bedford, New York 10506
- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                April 21, 1995
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 760930-10-7                                    PAGE 2 OF 14 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Andrew T. Dwyer
      S.S. No. ###-##-####

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            80,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             80,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      80,000

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12    SHARES*                                                       [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.9%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 760930-10-7                                    PAGE 3 OF 14 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cynthia K. Dwyer
      S.S. No. ###-##-####

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      -0-

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12    SHARES*                                                       [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      -0-
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
 CUSIP NO. 760930-10-7                                    PAGE 4 OF 14 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Nancy T. Dwyer, by Nancy Barrett, C/F Nancy T. Dwyer U/G/M/A NY
      S.S. No. ###-##-####
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                         [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      -0-
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      -0-
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
 CUSIP NO. 760930-10-7                                    PAGE 5 OF 14 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Elizabeth K. Dwyer, by Nancy Barrett, C/F Elizabeth K. Dwyer U/G/M/A NY S.S. No. 1779-68-8270
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                         [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      -0-
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      -0-
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
 CUSIP NO. 760930-10-7                                    PAGE 6 OF 14 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Andrew K. Dwyer, by Nancy Barrett, C/F Andrew K. Dwyer U/G/M/A NY
      S.S. No. ###-##-####
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                         [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      -0-
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      -0-
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                        AMENDMENT NO. 4 to SCHEDULE 13D

CUSIP NO. 760930-10-7                                         Page 7 of 14 Pages


ITEM 1.  SECURITY AND ISSUER

     This statement relates to the Common Stock, $1.00 par value, of Resource Recycling Technologies, Inc. The name and address of the principal executive offices of the Issuer are:

          Resource Recycling Technologies, Inc.
          300 Plaza Drive
          Vestal, New York  13850

ITEM 2.  IDENTITY AND BACKGROUND

     There are no changes in the response to this Item from the Schedule 13D filed on March 2, 1994.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     This Amendment No. 4 to Schedule 13D reports the sale by Andrew T. Dwyer, a family trust of which Mr. Dwyer is a trustee and a beneficiary, Cynthia K. Dwyer, Nancy T. Dwyer, Elizabeth K. Dwyer, and Andrew K. Dwyer, of all shares of the Issuer's Common Stock owned by them (an aggregate of 187,700 shares), and also reports the vesting of non-qualified stock options to purchase 40,000 shares of the Issuer's Common Stock previously granted to Andrew T. Dwyer.

     On April 21, 1995, as a result of a change of control of the Issuer, non-qualified stock options previously granted to Andrew T. Dwyer to purchase 40,000 shares of the Issuer's Common Stock became exercisable by Mr. Dwyer and his beneficial ownership of such shares is reported herein pursuant to Rule 13d-3(d)(1)(i). As a result of the vesting of options reported herein, Mr. Dwyer will hold options to purchase an aggregate of 80,000 shares of the Issuer's Common Stock, all of which are fully exercisable on April 21, 1995, at exercise prices ranging from $3.45 to $5.25 per share. The aggregate exercise price to be paid if options to purchase all 80,000 shares are exercised is $346,000. The total amount of funds to be used to make the purchase of shares upon the exercise of the options, if such options are exercised, will be obtained from personal funds of the reporting person.

ITEM 4.  PURPOSE OF TRANSACTION

     This Amendment No. 4 reports the sale of shares and the vesting of stock options. Otherwise, there are no changes in the response to this Item from the Schedule 13D filed on March 2, 1994.

                        AMENDMENT NO. 4 to SCHEDULE 13D

CUSIP NO. 760930-10-7                                         Page 8 of 14 Pages


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on April 21, 1995, Andrew T. Dwyer, by virtue Rule 13(d)(1)(i), may be deemed to own beneficially an aggregate of 80,000 shares of the Issuer's Common Stock, all of which shares are issuable upon the exercise of stock options granted to Mr. Dwyer that are exercisable on such date. Assuming the exercise of all such stock options, Mr. Dwyer would beneficially own 2.9% of the Issuer's Common Stock.

     Cynthia K. Dwyer may be deemed to own beneficially the shares owned by Andrew T. Dwyer, Mrs. Dwyer's husband. Mrs. Dwyer disclaims beneficial ownership of such shares. As of the close of business on April 21, 1995, Cynthia K. Dwyer does not own any other shares of the Issuer's Common Stock.

     As of the close of business on April 21, 1995, Nancy T. Dwyer, Elizabeth K. Dwyer and Andrew K. Dwyer no longer beneficially own any shares of the Issuer's Common Stock.

     (c) On April 21, 1995, pursuant to a cash tender offer to purchase all shares of the Issuer's Common Stock that was commenced on March 23, 1995, WMI Acquisition Sub, Inc. ("WMI Acquisition"), a wholly owned subsidiary of Waste Management, Inc., purchased an aggregate of 187,700 shares (the "Dwyer Shares") of the Issuer's Common Stock from Andrew T. Dwyer, a family trust of which Mr. Dwyer is a trustee and a beneficiary, Cynthia K. Dwyer, Nancy T. Dwyer, Elizabeth K. Dwyer and Andrew K. Dwyer, for a cash purchase price of $11.50 per share.

     The shares of the Issuer's Common Stock sold by the reporting persons hereunder were sold in accordance with the terms of a Stock Tender Agreement dated as of March 17, 1995, among WMI, WMI Acquisition and Andrew T. Dwyer (the "Tender Agreement"), which Tender Agreement was reported in Amendment No. 3 to Schedule 13D, filed on March 22, 1995.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The tender offer by WMI Acquisition pursuant to which the Dwyer Shares were sold to WMI Acquisition was made in accordance with the terms and conditions of an Agreement and Plan of Merger dated as of March 17, 1995 (the "Merger Agreement") among the Issuer, WMI and WMI Acquisition. Pursuant to the Merger Agreement, at the time of the Merger, Mr. Dwyer, along with all other holders of outstanding stock options to purchase shares of the Issuer's Common Stock, will be entitled to receive a cash

                        AMENDMENT NO. 4 to SCHEDULE 13D

CUSIP NO. 760930-10-7                                         Page 9 of 14 Pages


     payment from the Issuer in an amount equal to the excess of the per share price paid to holders of the Issuer's Common Stock pursuant to the Merger ($11.50 per share) over the per share exercise price of the stock options, times the number of shares of the Issuer's Common Stock to be issued upon the exercise of such stock options, in full settlement of the stock options.


     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          Exhibit A:      Stock Tender Agreement, dated as of March 17, 1995,
                          among Waste Management, Inc., WMI Acquisition Sub,
                          Inc., and Andrew T. Dwyer, incorporated by reference from Amendment No. 3 to Schedule 13D filed on March
                          22, 1995.

                        AMENDMENT NO. 4 to SCHEDULE 13D

CUSIP NO. 760930-10-7                                        Page 10 of 14 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 21, 1995



                                        /S/ ANDREW T. DWYER
                                        ---------------------------------
                                         ANDREW T. DWYER

                        AMENDMENT NO. 4 TO SCHEDULE 13D
CUSIP NO. 760930-10-7                                       PAGE 11 OF 14 PAGES



                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  April 21, 1995



                                        /S/ CYNTHIA K. DWYER
                                        ------------------------------
                                         CYNTHIA K. DWYER

                       AMENDMENT NO. 4 TO SCHEDULE 13D

CUSIP NO. 760930-10-7                                        PAGE 12 OF 14 PAGES


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  April 21, 1995



                               /S/ NANCY BARRETT, C/F NANCY T. DWYER
                               -------------------------------------
                               NANCY BARRETT, C/F NANCY T. DWYER
                               U/G/M/A NY

                       AMENDMENT NO. 4 TO SCHEDULE 13D

CUSIP NO. 760930-10-7                                       PAGE 13 OF 14 PAGES



                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 21, 1995



                                 /S/ NANCY BARRETT, C/F ELIZABETH K. DWYER
                                 ---------------------------------------------
                                 NANCY BARRETT, C/F ELIZABETH K. DWYER
                                 U/G/M/A NY

                       AMENDMENT NO. 4 TO SCHEDULE 13D

CUSIP NO. 760930-10-7                                       PAGE 14 OF 14 PAGES



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 21, 1995



                               /S/ NANCY BARRETT, C/F ANDREW K. DWYER
                               --------------------------------------
                               NANCY BARRETT, C/F ANDREW K. DWYER
                               U/G/M/A NY